Exhibit 99.1

NEXA RESOURCES S.A. ANNOUNCES

A SHARE PREMIUM DISTRIBUTION OF US$80 MILLION

Luxembourg, February 15th, 2018 – Nexa Resources S.A. (“Nexa Resources” or the “Company”), announces that the board of directors of the Company (“Board”) resolved today to distribute a share premium to its shareholders in an aggregate amount of US$80 million, which is equivalent to US$0.600057697 per share (“Share Premium Amount”).

The Share Premium Amount will be paid on March 28th, 2018 and shareholders owning shares on March 14th, 2018 will be entitled to receive the respective Share Premium Amount. Shares will be traded ex-dividend on the Toronto Exchange Stock (TSX) and New York Stock Exchange (NYSE) as of March 13th, 2018.

Forward-Looking Statements

This press release includes “forward-looking statements,” within the meaning of applicable securities laws. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this press release. Any forward-looking information presented herein is made only as of the date of this press release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.

About Nexa Resources S.A.

Nexa Resources is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. The Company operates and owns five long-life underground mines, three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil. Two of the Company’s mines, Cerro Lindo in Peru and Vazante in Brazil, are among the 12 largest zinc mines in the world and combined with the Company’s other mining operations, place the Company among the top five producers of mined zinc globally in 2016, according to Wood Mackenzie.

Contact: ir@nexaresources.com